NEWS RELEASE
Precision Drilling Trust Announces
Private Placement of Senior Notes
Calgary, Alberta, Canada — February 9, 2009
This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.
Precision Drilling Trust (“Precision” or the “Trust”) announced that Precision Drilling Corporation, which is indirectly wholly owned by the Trust, intends to offer, subject to market and other conditions, approximately US$250 million aggregate principal amount of senior notes due 2015 pursuant to a private placement (the “Placement”). Precision intends to use the proceeds of the offering to reduce outstanding indebtedness under its bridge facility and outstanding convertible notes, which were assumed in connection with Precision’s acquisition of Grey Wolf, Inc. in December 2008.
The notes will be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933 (the “Securities Act”) and outside the United States to eligible investors pursuant to Regulation S. The notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
About Precision
Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.
Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.
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4200, 150 — 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251

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Cautionary Statement Regarding Forward-Looking Statements
Statements about Precision’s expectations and all other statements in this news release, other than historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may also constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of Precision’s control, which could cause actual results to differ materially from such statements. Forward-looking statements or information in this news release include but are not limited to expected gross proceeds from the offering of senior notes. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are changes in market conditions and failure to obtain required regulatory approval. Readers are cautioned not to place undue reliance on forward-looking information. No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Precision will derive therefrom.
For further information, please contact:
David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust
(403) 716-4575
(403) 716-4755 (FAX)
4200, 150 — 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: www.precisiondrilling.com
4200, 150 — 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com